

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2019

Rahul Ballal
Chief Executive Officer
IMARA Inc.
116 Huntington Avenue, 6th Floor
Boston, MA 02116

Re: IMARA Inc.
Draft Registration Statement on Form S-1
Submitted August 15, 2019
CIK No. 0001672619

Dear Dr. Ballal:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Implications of Being an Emerging Growth Company, page 5

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

If we are unable to obtain, maintain, enforce and protect patent protection for our technology, page 34

2. We note your disclosure on page 35 that you "have no issued patents related to [your]

SCD or b-thalassemia programs." We also note your disclosure on pages 117 through 119 describing your patent portfolio. Please revise for consistency or advise.

Use of Proceeds, page 68

3. We note your disclosure that you intend to use net proceeds to advance development of IMR-687 for the treatment of patients with SCD and to advance development of IMR-687 for the treatment of patients with b-thalassemia. Please specify how far in the development of each of the listed clinical trials you expect to reach with the proceeds of the offering. If any material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of other funds needed for each specified purpose and the sources. Refer to Instruction 3 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 90

4. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common shares leading up to the initial public offer and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Business
Our Solution for Sickle Cell Disease: IMR-687 as a Differentiated PDE9 Inhibitor, page 104

5. We note your disclosure on pages 105 and 106 related to IMR-687 as compared to BAY73-6691 and PF-04447943. Please tell us whether you conducted studies on a head to head basis. If not, please remove the comparisons from your disclosure or tell us why you believe such comparisons are appropriate. Please also disclose the development status of these other PDE9 inhibitors and explain why you compared your candidate to analogues of these inhibitors.

Exhibits

6. Please file the Cydan Business Services Agreement as an exhibit to the registration statement or tell us why you are not required to do so.

Rahul Ballal
IMARA Inc.
September 11, 2019
Page 3

   You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Healthcare & Insurance

cc: Cynthia T. Mazareas, Esq.